SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           Information to be included in statements filed pursuant to
      Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)
                               (Amendment No. 5)

                     Wilshire Financial Services Group Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    971867106
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                                 (CUSIP Number)

                          Fog Cutter Capital Group Inc.
                            1410 SW Jefferson Street
                               Portland, OR 97201
                                 (503) 553-7364
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 31, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (continued on following pages)

                              (Page 1 of 4 Pages)

                                  Schedule 13D

CUSIP No. 971867106                                          Page 2  of 4  Pages


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1    NAME OF REPORTING PERSONS                     Fog Cutter Capital Group Inc.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    EIN: 52-2081138



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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS                                       00



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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION                      Maryland



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               7    SOLE VOTING POWER                               2,874,741

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER                             2,874,741
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                          2,874,741

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                        2,874,741
    WITH


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   2,874,741



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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             17.8%



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14   TYPE OF REPORTING PERSON                                       CO



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

                                  INTRODUCTION

     The Reporting Person herein named hereby files this Amendment No. 5 to the Statement on Schedule 13D filed by the Reporting Person on June 10, 1999, and amended on June 18, 1999, June 23, 1999, December 20, 1999 and March 23, 2001 (the "Statement") in respect of shares of common stock of Wilshire Financial Services Group Inc. ("WFSG"). Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement. Only those items amended are reported herein.

Item 2. Identity and Background

     Fog Cutter Capital Group Inc. ("FCCG") is the sole Reporting Person. FCCG changed its address to 1410 SW Jefferson Street, Portland, Oregon 97201. In all other respects the information in Item 2 remains unchanged.

Item 4. Purpose of Transaction

     Item 4 is amended by adding the following paragraphs to the end of Item 4:

     Effective December 31, 2001, WFSG repurchased a total of 4,168,854 shares of its common stock from entities affiliated with American Express Financial Advisors Inc. (collectively, "AXP"). These shares represented AXP's entire interest in WFSG's common stock, or approximately 21% of the total WFSG shares previously outstanding. This transaction between WFSG and AXP resulted in FCCG becoming the second largest shareholder of WFSG, a savings and loan holding company.

     The status of owning more than 10% and being one of the two largest shareholders of a savings and loan holding company creates a rebuttable presumption, for regulatory purposes, that such a shareholder "controls" the savings and loan holding company. As a result of FCCG being one of the two largest shareholders of WFSG, a change in control application (Form H-(e)1) must be filed with the Office of Thrift Supervision ("OTS") within ninety days of achieving such status. FCCG filed a Form H-(e)1 with the OTS on March 31, 2002.

     There can be no assurance that the OTS will approve the Form H-(e)1. If the Form H-(e)1 is not approved by the OTS, FCCG may be required to sell a portion of its WFSG common stock in order to reduce its investment below the next largest shareholder.

     FCCG is continuing to consider what course of action might best maximize the value of its investment in WFSG. Any course of conduct (including retention of FCCG's current position) needs to comply with requirements of the OTS, including those relating to the "control" of savings and loan holding companies such as WFSG. As a result, FCCG may decide to sell some or all of its shares of WFSG or retain its current ownership position. FCCG does not believe, at this time, that it would seek to increase its ownership of WFSG shares, which would require specific OTS approval.

Item 5. Interest in Securities of Issuer

     The aggregate number of securities and percentage of the class owned by the Reporting Person named in Item 2, as well as the securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, is set forth in the following table.

                    No. of                 Power to Vote       Power to Dispose
            Securities Beneficially        -------------       ----------------
Person              Owned                Sole       Shared    Sole        Shared
------              -----                ----       ------    ----        ------
FCCG              2,874,741            2,874,741      0     2,874,741       0

     In all other respects the information in Item 5 remains unchanged.

                                    SIGNATURE

     After reasonable inquiry and to the best of the Reporting Person's knowledge and belief the Reporting Person certifies that the information set forth in this Statement is true, complete and correct.

April 8, 2002                                      FOG CUTTER CAPITAL GROUP INC.


                                                   By:  /s/ Andrew A. Wiederhorn
                                                        ------------------------
                                                        Andrew A. Wiederhorn
                                                        Chief Executive Officer